# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Y-mAbs Therapeutics, Inc., CIK 0001722964
CUSIP: 984241109
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 202 Carnegie Center, Suite 301, Princeton, New Jersey (NJ), 08540
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001855655

## Reporting persons
- Paradigm BioCapital Advisors LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Paradigm BioCapital Advisors GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Limited liability company
- Senai Asefaw, M.D.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Paradigm BioCapital International Fund Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Y-mAbs Therapeutics, Inc.
Address of issuer's principal executive offices: 202 Carnegie Center, Suite 301 Princeton, NJ, 08540

## Item 2. Person Filing
Name of person filing: This Schedule 13G is filed by the following (the "Reporting Persons"): (1) Paradigm BioCapital Advisors LP (the "Adviser"); (2) Paradigm BioCapital Advisors GP LLC (the "Adviser GP"); (3) Senai Asefaw, M.D. ("Senai Asefaw"); and (4) Paradigm BioCapital International Fund Ltd. (the "Fund"). The Fund is a private investment vehicle. The Fund and one or more separately managed accounts managed by the Adviser (the "Account") directly beneficially own the Common Stock reported in this statement. The Adviser is the investment manager of the Fund and the Account. The Adviser GP is the general partner of the Adviser. Senai Asefaw is the managing member of the Adviser GP. The Adviser, the Adviser GP and Senai Asefaw may be deemed to beneficially own the Common Stock directly beneficially owned by the Fund and the Account. Each Reporting Person disclaims beneficial ownership with respect to any Common Stock other than the Common Stock directly beneficially owned by such Reporting Person.
Address of principal business office or, if none, residence: The principal business office of the Fund is c/o Walkers, 190 Elgin Avenue, George Town, Grand Cayman KY1-9001, Cayman Islands. The principal business office of the Adviser, the Adviser GP and Senai Asefaw is 767 Third Avenue, 17th Floor, New York, NY 10017.
Citizenship: For citizenship or place of organization see Item 4 of the cover page of each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover page for each Reporting Person, and Item 2, which information is given as of the close of business on the Event Date of September 30, 2025.
Percent of class: See Item 11 on the cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Item 5 on the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Item 6 on the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Item 7 on the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Item 8 on the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Paradigm BioCapital Advisors LP: /s/ David K. Kim, David K. Kim / Authorized Signatory (11/14/2025)
- Paradigm BioCapital Advisors GP LLC: /s/ David K. Kim, David K. Kim / Authorized Signatory (11/14/2025)
- Senai Asefaw, M.D.: /s/ Senai Asefaw, M.D., N/A (11/14/2025)
- Paradigm BioCapital International Fund Ltd.: /s/ David K. Kim, David K. Kim / Authorized Signatory (11/14/2025)